Exhibit (a)(1)(F)

Form of Notice to Eligible Employees Regarding Expiration of Offering Period
To:    Eligible Employees
From:    Ruby Alexander, Deputy General Counsel, Sonder Holdings Inc.
Date:    November 15, 2022
Subject:    Expiration of Sonder’s Stock Option Repricing Program

Hi Everyone,
As of 9:00 p.m., Pacific Time, on November 15, 2022, we closed the Sonder Holdings Inc. Offer to Reprice Eligible Stock Options (the “Offer”). All valid elections to participate in the Offer have been accepted, and those options have a new exercise price of $[____] and new vesting terms, in accordance with the terms and conditions of the Offer.
The new exercise price and vesting schedule of the repriced options should be visible in your E*TRADE account on or about December 20, 2022.

If you have any questions, please contact the Sonder Stock Administration team by email at stockadmin@sonder.com.

Warmly,

Ruby